SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For March 22, 2018

QIWI plc

Kennedy 12,

Kennedy Business Centre, 2nd Floor,

P.C. 1087, Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190918) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

QIWI plc (“QIWI” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Extraordinary General Meeting (“EGM”) of the Company held on March 6, 2018.

The matters to be voted upon were notified to the shareholders of record on the record date and to all registered holders of QIWI’s American Depositary Shares (“ADSs”) in accordance with the Deposit Agreement. The total number of Class A shares eligible to vote at the EGM was 14,277,871, with a total of 142,778,710 voting rights; the total number of Class B shares was 46,661,619, with a total of 46,661,619 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The following is a brief description of the matters voted upon at the EGM of the Company held on March 6, 2018:

•	Approval of the disapplication of shareholders pre-emption rights in relation to a maximum of 8,500,000 class B shares for the purpose of issuance and allotment of new shares under the employee incentive programs.

According to section 59A(1)(a) of the Companies Law. Cap. 113, separate voting for each class of shares shall take place prior to the voting of the General Meeting regarding the approval of the disapplication of shareholders pre-emption rights.

Regarding the approval of the disapplication of shareholders pre-emption rights in relation to a maximum of 8,500,000 class B shares for the purpose of issuance and allotment of new shares under the employee incentive programs the final voting results in Class A were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve the disapplication of shareholders pre-emption rights in relation to a maximum of 8,500,000 class B shares for the purpose of issuance and allotment of new shares under the employee incentive programs	136,719,630	0	0

Regarding the approval of the disapplication of shareholders pre-emption rights in relation to a maximum of 8,500,000 class B shares for the purpose of issuance and allotment of new shares under the employee incentive programs the final voting results in Class B were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve the disapplication of shareholders pre-emption rights in relation to a maximum of 8,500,000 class B shares for the purpose of issuance and allotment of new shares under the employee incentive programs	5,664,858	5,694,750	105,329

Since the Class B shareholders voted against the approval of the disapplication of shareholders pre-emption rights, the General Meeting voting in respect of the approval of the disapplication of shareholders pre-emption rights was not conducted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

QIWI PLC (Registrant)

Date: March 22, 2018	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer

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